EXHIBIT 12.2

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Our consolidated ratios of earnings to combined fixed charges and preferred dividends were as follows for the periods presented:

(dollar amounts in thousands)	Fiscal Year Ended December 31,					Nine Months Ended September 30,
	2011	2010	2009	2008	2007	2012
Earnings:
Loss before income taxes	$(22,236)	$(3,633)	$(11,166)	$(16,556)	$(19,429)	$(14,739)

Plus fixed charges and preferred dividends:
Interest expense	124	460	577	1,374	2,070	44
Amortization of costs related to indebtedness	119	244	210	567	1,536	34
Estimated interest factor in rent expense (1)	360	450	501	660	512	240
Preferred dividends	-	-	-	-	-	-
Total Fixed Charges and Preferred Dividends	603	1,154	1,288	2,601	4,118	318
Loss available to cover fixed charges	$(21,633)	$(2,479)	$(9,878)	$(13,955)	$(15,311)	$(14,421)
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	*	*	*	*	*	*

* Calculation not meaningful as ratio is less than 1.

(1) The interest factor in rent expense is estimated as one-third of rental expense.